Exhibit 4.2

DESCRIPTION OF EACH REGISTRANT'S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

SIMON PROPERTY GROUP, INC.

As of December 31, 2019, Simon Property Group, Inc. had the two following classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) our common stock, $0.0001 par value per share ("common stock") and (ii) our Series J 8⅜% Cumulative Redeemable Preferred Stock, $0.0001 par value per share ("Series J Preferred Stock").

The following descriptions are summaries and do not purport to be complete. The descriptions are subject to and qualified in their entirety by reference to our restated certificate of incorporation (the "charter"), our amended and restated by-laws (the "by-laws") and the certificate of designations for the Series J Preferred Stock (the "Certificate of Designations"), each of which is incorporated by reference as an exhibit to our Annual Report on Form 10-K of which this Exhibit is a part, and certain provisions of the Delaware General Corporation Law.

References in the discussion under the caption "Simon Property Group, Inc." to "Simon," "we," "our" and "us" and similar references mean Simon Property Group, Inc. excluding, unless the context otherwise requires or otherwise expressly stated, its subsidiaries.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

We have the authority to issue 850,000,000 shares of capital stock, par value $0.0001 per share, consisting of the following:

- 511,990,000 shares of common stock,

- 10,000 shares of Class B common stock,

- 100,000,000 shares of preferred stock, and

- 238,000,000 shares of excess common stock, or Excess Stock.

Common Stock and Class B Common Stock

Terms of Common Stock

As of December 31, 2019, there were 320,435,256 shares of common stock outstanding, which excludes the outstanding shares of Class B common stock described below and the shares of common stock held in treasury. The holders of shares of common stock:

- are entitled to one vote per share on all matters to be voted on by stockholders, other than the election of four directors who are elected exclusively by holders of Class B common stock;

- are not entitled to cumulative voting for the election of directors;

- are entitled to receive dividends as may be declared from time to time by the board of directors, in its discretion, from legally available assets, subject to preferential rights of holders of preferred stock;

- are not entitled to preemptive, subscription or conversion rights; and

- are not subject to further calls or assessments.

The shares of common stock currently outstanding are validly issued, fully paid and non-assessable. There are no redemption or sinking fund provisions applicable to the common stock.

Terms of Class B Common Stock

As of December 31, 2019, we had 8,000 shares of Class B common stock outstanding. Holders of Class B common stock:

- are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, other than the election of four directors who are elected exclusively by the holders of Class B common stock;

- are not entitled to cumulative voting for the election of directors; and

- are entitled to receive ratably such dividends as may be declared by the board of directors out of legally available funds, subject to preferential rights of holders of preferred stock.

If we are liquidated, each outstanding share of common stock and Class B common stock, including shares of Excess Stock, if any, will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all of our known debts and liabilities, subject to the right of the holders of preferred stock, including any excess preferred stock into which shares of such series has been converted, to receive preferential distributions.

All outstanding shares of Class B common stock are subject to a voting trust of which Herbert and David Simon are the voting trustees. The holders of Class B common stock are entitled to elect four of our directors. However, the number of Class B directors would decrease if the Simon family's aggregate ownership interest in us, including common stock, Class B common stock and units of limited partnership interest of Simon Property Group, L.P. considered on an as-converted basis, decreases to less than 50% of their aggregate ownership interest as of August 9, 1996.

Shares of Class B common stock may be converted at the holder's option into an equal number of shares of common stock. Shares of Class B common stock also convert automatically into an equal number of shares of common stock upon the sale or transfer thereof to a person not affiliated with the Simon family or if the Simon family's aggregate ownership interest declines to specified levels.

Holders of shares of common stock and Class B common stock have no sinking fund rights, redemption rights or preemptive rights to subscribe for any of our securities.

Subject to any separate rights of holders of preferred stock or as described below, any vacancies on the board of directors resulting from death, disability, resignation, retirement, disqualification, removal from office, or other cause of a director shall be filled by a vote of the stockholders or a majority of the directors then in office provided, however, that any vacancy relating to a director elected by the Class B common stock is to be filled by the holders of the Class B common stock.

The charter provides that, subject to the right of holders of any class or series separately entitled to elect one or more directors, if any such right has been granted, directors may be removed with or without cause upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class.

Transfer Agent

Computershare Trust Company, N.A. is the transfer agent for our common stock.

Delaware Law and Certain Charter and By-law Provisions

Our charter and by-laws and certain provisions of the Delaware General Corporation Law may have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt that a stockholder would consider in its best interest. This includes an attempt that might result in a premium over the market price for the shares held by stockholders. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. They are also expected to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging takeover proposals because, among other things, negotiation of takeover proposals might result in an improvement of their terms.

Delaware Anti-Takeover Law. We are a Delaware corporation and are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for three years after the time at which the person became an interested stockholder unless:

- prior to that time, the board of directors approved either the business combination or transaction in which the stockholder became an interested stockholder; or

- upon becoming an interested stockholder, the stockholder owned at least 85% of the corporation's outstanding voting stock other than shares held by directors who are also officers and certain employee benefit plans; or

- the business combination is approved by both the board of directors and by holders of at least 66⅔% of the corporation's outstanding voting stock at a meeting and not by written consent, excluding shares owned by the interested stockholder.

For these purposes, the term "business combination" includes mergers, asset sales and other similar transactions with an "interested stockholder." "Interested stockholder" means a person who, together with its affiliates and associates, owns, or under certain circumstances has owned within the prior three years, 15% or more of the outstanding voting stock. Although Section 203 permits a corporation to elect not to be governed by its provisions, we have not made this election.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals. Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or bring other business before an annual meeting of stockholders. This procedure provides that

- the only persons who will be eligible for election as directors are persons who are nominated by or at the direction of the board of directors, or by a stockholder who (i) has complied with the advance notice procedures by giving timely written notice containing specified information to the Secretary prior to the meeting at which directors are to be elected or (ii) has complied with the proxy access provisions described below under "—Proxy Access", and

- the only business that may be conducted at an annual meeting is business that has been brought before the meeting by or at the direction of the board of directors or by a stockholder who has given timely written notice containing specified information to the Secretary of the stockholder's intention to bring the business before the meeting.

In general, pursuant to the advance notice provisions of our by-laws, we must receive written notice of stockholder nominations to be made or business to be brought at an annual meeting not less than 120 days prior to the first anniversary of the date of the previous year's annual meeting, in order for the notice to be timely. The notice must contain information concerning the person or persons to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

The purposes of requiring stockholders to give us advance notice of nominations and other business include the following:

- to afford the board of directors a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business;

- to the extent deemed necessary or desirable by the board of directors, to inform stockholders and make recommendations about such qualifications or business; and

- to provide a more orderly procedure for conducting meetings of stockholders.

Our by-laws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals for action. However, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed. Our by-laws may also discourage or deter a third party from soliciting proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of the nominees or proposals might be harmful or beneficial to us and our stockholders.

Proxy Access. Our by-laws also permit a stockholder, or group of up to 20 stockholders, owning at least three percent of our outstanding common stock (excluding Class B common stock) continuously for at least three years, to nominate and include in our proxy materials for our annual meeting of stockholders director nominees constituting up to the greater of two nominees or 20% of the number of directors on our board of directors which, at such time, the common stockholders are entitled to elect.

The foregoing proxy access right is subject to additional eligibility, procedural and disclosure requirements set forth in our by-laws.

In general, we must receive written notice of a nomination pursuant to the proxy access provisions of our by-laws no earlier than 150 days and no later than 120 days prior to the first anniversary of the date that we first mailed our proxy statement for the previous year's annual meeting of stockholders, in order for the notice to be timely. The notice must contain certain information specified in our by-laws.

Director Action. Our charter and by-laws and the Delaware General Corporation Law generally require that a majority of a quorum is necessary to approve any matter to come before the board of directors. Certain matters, including sales of property, transactions with members of the Simon family and related persons and certain affiliates and certain other matters, will also require approval of a majority of the independent directors on the board of directors.

Director Liability Limitation and Indemnification. Our charter provides that no director will be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. This will not, however, eliminate or limit the liability of a director for the following:

- any breach of the director's duty of loyalty to us and our stockholders;

- acts or omissions not in good faith or which involve intentional misconduct or knowing violations of the law;

- any transaction from which the director derived an improper personal benefit; or

- any matter in respect of which the director would be liable under Section 174 of the Delaware General Corporation Law.

These provisions may discourage stockholders' actions against directors. Directors' personal liability for violating the federal securities laws is not limited or otherwise affected. In addition, these provisions do not affect the ability of stockholders to obtain injunctive or other equitable relief from the courts with respect to a transaction involving gross negligence on the part of a director.

Our charter provides that we shall indemnify to the fullest extent permitted under and in accordance with Delaware law any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she

- is or was our director or officer, or

- is or was serving at our request as a director, officer or trustee of or in any other capacity with another corporation, partnership, joint venture, trust or other enterprise.

With respect to such persons, we shall indemnify against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the following standards are met:

- the person acted in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests, and,

- with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The Delaware General Corporation Law provides that indemnification is mandatory where a director or officer has been successful on the merits or otherwise in the defense of any proceeding covered by the indemnification statute.

The Delaware General Corporation Law generally permits indemnification for expenses incurred in the defense or settlement of third-party actions or action by or in right of the corporation, and for judgments in third-party actions, provided the following determination is made:

- the person seeking indemnification acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and

- in a criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

The determination must be made by directors who were not parties to the action, or if directed by such directors, by independent legal counsel or by a majority vote of a quorum of the stockholders. Without court approval, however, no indemnification may be made in respect of any action by or in right of the corporation in which such person is adjudged liable.

Under Delaware law, the indemnification provided by statute shall not be deemed exclusive of any rights under any by-law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, the liability of officers may not be eliminated or limited under Delaware law.

The right of indemnification, including the right to receive payment in advance of expenses, conferred by our charter is not exclusive of any other rights to which any person seeking indemnification may otherwise be entitled.

Restrictions on Ownership and Transfer

Our charter contains certain restrictions on the number of shares of capital stock that individual stockholders may own. Certain requirements must be met for us to maintain our status as a real estate investment trust ("REIT"), including the following:

- not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, to include certain entities, during the last half of a taxable year other than the first year, and

- our capital stock also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

In part because we currently believe it is essential for us to maintain our status as a REIT, the provisions of our charter with respect to Excess Stock contain restrictions on the acquisition of our capital stock intended to ensure compliance with these requirements.

Our charter provides that, subject to certain specified exceptions, no stockholder may own, or be deemed to own by virtue of the attribution rules of the Internal Revenue Code, more than the ownership limit. The ownership limit is equal to 8%, or 18% in the case of members of the Simon family and related persons, of any class of capital stock. The board of directors may exempt a person from the ownership limit if the board of directors receives a ruling from the Internal Revenue Service or an opinion of tax counsel that such ownership will not jeopardize our status as a REIT.

Anyone acquiring shares in excess of the ownership limit will lose control over the power to dispose of the shares, will not receive dividends declared and will not be able to vote the shares. In the event of a purported transfer or other event that would, if effective, result in the ownership of shares of stock in violation of the ownership limit, the transfer or other event will be deemed void with respect to that number of shares that would be owned by the transferee in excess of the ownership limit. The intended transferee of the excess shares will acquire no rights in those shares of stock. Those shares of stock will automatically be converted into shares of Excess Stock according to rules set forth in the charter.

Upon a purported transfer or other event that results in Excess Stock, the Excess Stock will be deemed to have been transferred to a trustee to be held in trust for the exclusive benefit of a qualifying charitable organization designated by us. The Excess Stock will be issued and outstanding stock, and it will be entitled to dividends equal to any dividends which are declared and paid on the stock from which it was converted. Any dividend or distribution paid prior to our discovery that stock has been converted into Excess Stock is to be repaid upon demand. The recipient of the dividend will be personally liable to the trust. Any dividend or distribution declared but unpaid will be rescinded as void with respect to the shares of stock and will automatically be deemed to have been declared and paid with respect to the shares of Excess Stock into which the shares were converted. The Excess Stock will also be entitled to the voting rights as are ascribed to the stock from which it was converted. Any voting rights exercised prior to our discovery that shares of stock were converted to Excess Stock will be rescinded and recast as determined by the trustee.

While Excess Stock is held in trust, an interest in that trust may be transferred by the purported transferee, or other purported holder with respect to the Excess Stock, only to a person whose ownership of the shares of stock would not violate the ownership limit. Upon such transfer, the Excess Stock will be automatically exchanged for the same number of shares of stock of the same type and class as the shares of stock for which the Excess Stock was originally exchanged.

Our charter contains provisions that are designed to ensure that the purported transferee or other purported holder of the Excess Stock may not receive in return for such a transfer an amount that reflects any appreciation in the shares of stock for which the Excess Stock was exchanged during the period that the Excess Stock was outstanding. Any amount received by a purported transferee or other purported holder in excess of the amount permitted to be received must be paid over to the trust. If the foregoing restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee or holder of any Excess Stock may be deemed, at our option, to have acted as an agent on behalf of the trust in acquiring or holding the Excess Stock and to hold the Excess Stock on behalf of the trust.

Our charter further provides that we may purchase, for a period of 90 days during the time the Excess Stock is held by the trustee in trust, all or any portion of the Excess Stock from the original transferee-stockholder at the lesser of the following:

- the price paid for the stock by the purported transferee, or if no notice of such purchase price is given, at a price to be determined by the board of directors, in its sole discretion, but no lower than the lowest market price of such stock at any time prior to the date we exercise our purchase option, and

- the closing market price for the stock on the date we exercise our option to purchase.

The 90-day period begins on the date of the violative transfer or other event if the original transferee-stockholder gives notice to us of the transfer or, if no notice is given, the date the board of directors determines that a violative transfer or other event has occurred.

Our charter further provides that in the event of a purported issuance or transfer that would, if effective, result in us being beneficially owned by fewer than 100 persons, such issuance or transfer would be deemed null and void, and the intended transferee would acquire no rights to the stock.

All certificates representing shares of any class of our stock bear a legend referring to the restrictions described above.

All persons who own, directly or by virtue of the attribution rules of the Internal Revenue Code, more than 5%, or such other percentage as may be required by the Internal Revenue Code or regulations promulgated thereunder, of the outstanding stock must file an affidavit with us containing the information specified in the charter before January 30 of each year. In addition, each stockholder shall, upon demand, be required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares as the board of directors deems necessary to comply with the provisions of the charter or the Internal Revenue Code applicable to a REIT.

The Excess Stock provision will not be removed automatically even if the REIT provisions of the Internal Revenue Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. In addition to preserving our status as a REIT, the ownership limit may have the effect of precluding an acquisition of control of us without the approval of our board of directors.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol "SPG."

Preferred Stock

Rank

The Series J Preferred Stock, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of Simon, rank (i) junior to all other shares of capital stock of Simon which, by their terms, rank senior to the Series J Preferred Stock, (ii) on a parity with all other shares of Simon preferred stock which are not, by their terms, junior or senior to the Series J Preferred Stock and (iii) senior to the common stock and Class B common stock and to all other shares of capital stock of Simon which, by their terms, rank junior to the Series J Preferred Stock. The Series J Preferred Stock shall rank on a parity with any other class or series of Simon's capital stock that is not by its terms junior to the Series J Preferred Stock.

Dividends

Holders of the Series J Preferred Stock are entitled to receive, when and as authorized by the Simon board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 8.375% of the liquidation preference per annum (equivalent to $4.1875 per share per annum). Such dividends shall be payable quarterly in arrears on the last day of each March, June, September and December or, if not a business day, the succeeding business day. Any dividend payable on the Series J Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends are payable to holders of record as they appear in the stock records of Simon at the close of business on the applicable record date, which shall be the 15th day of the calendar month in which the applicable dividend payment date falls or such other date designated by the Simon board of directors for the payment of dividends that is not more than 30 nor less than 10 days prior to such dividend payment date.

No dividends on the Series J Preferred Stock shall be authorized by the Simon board of directors or be paid or set apart for payment by Simon at such time as the terms and provisions of any agreement of Simon, including any agreement relating to its indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization or payment shall be restricted or prohibited by law.

Notwithstanding the foregoing, dividends on the Series J Preferred Stock will accumulate whether or not Simon has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized. Accumulated but unpaid dividends on the Series J Preferred Stock shall not bear interest and holders of the Series J Preferred Stock shall not be entitled to any dividends in excess of full cumulative dividends as described above.

No dividends will be declared or paid or set apart for payment on any capital stock of Simon ranking, as to dividends, on a parity with or junior to the Series J Preferred Stock for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment therefor set apart for such payment on the Series J Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series J Preferred Stock and the shares of any other series of preferred stock ranking on a parity as to dividends with the Series J Preferred Stock, all dividends declared on the Series J Preferred Stock and any other series of preferred stock ranking on a parity as to dividends with the Series J Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series J Preferred Stock and such other series of preferred stock shall in all cases bear to each other the same ratio that accumulated dividends per share of Series J Preferred Stock and such other series of preferred stock bear to each other.

Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series J Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment therefor set apart for such payment on the Series J Preferred Stock for all past dividend periods and the then current dividend period, no dividends (other than in shares of common stock or other capital stock ranking junior to the Series J Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the common stock, Class B common stock or any other capital stock of Simon ranking junior to or on a parity with the Series J Preferred Stock as to dividends or upon liquidation, nor shall any shares of common stock, Class B common stock or any other capital stock of Simon ranking junior to or on a parity with the Series J Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid or made available for a sinking fund for the redemption of such shares) by Simon (except by conversion into or exchange for other capital stock of Simon ranking junior to the Series J Preferred Stock as to dividends and upon liquidation).

Any dividend payment made on the Series J Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to such shares which remains payable.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the affairs of Simon (generally referred to herein as a "liquidation"), the holders of the Series J Preferred Stock will be entitled to be paid out of the assets of Simon legally available for distribution to its stockholders liquidating distributions in cash or property at its fair market value as determined by Simon's board of directors in the amount of a liquidation preference of $50.00 per share, plus an amount equal to any accumulated and unpaid dividends, if any, thereon to the date of such liquidation, dissolution or winding up, before any distribution of assets is made to holders of common stock, Class B common stock or any other capital stock ranking junior to the Series J Preferred Stock as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series J Preferred Stock will have no right or claim to any of the remaining assets of Simon.

In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up of the affairs of Simon, the legally available assets of Simon are insufficient to pay the amount of the liquidating distributions on the Series J Preferred Stock and the corresponding amounts payable on the shares of any other series of preferred stock of Simon ranking on a parity with the Series J Preferred Stock in the distribution of assets upon liquidation, then the holders of the Series J Preferred Stock and any other series of preferred stock of Simon ranking on a parity with the Series J Preferred Stock in the distribution of assets upon liquidation shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

The consolidation or merger of Simon with or into any other entity or the sale, lease, transfer or conveyance of all or substantially all of the property or business of Simon shall not be deemed to constitute a liquidation, dissolution or winding up of the affairs of Simon.

Conversion

The Series J Preferred Stock are not convertible into or exchangeable for any other property or securities of Simon.

Optional Redemption

The Series J Preferred Stock are not redeemable prior to October 15, 2027. On and after October 15, 2027, Simon, at its option upon not less than 30 nor more than 60 days' written notice, may redeem the Series J Preferred Stock, in whole or in part at any time or from time to time, in cash at a redemption price of $50.00 per share, plus accumulated and unpaid dividends, if any, thereon to, but excluding, the date fixed for redemption (except as provided below), without interest, to the extent Simon will have funds legally available therefor. The redemption price of the Series J Preferred Stock (other than any portion thereof consisting of accumulated and unpaid dividends) shall be paid solely from the sale proceeds of other capital stock of Simon and not from any other source. For purposes of the preceding sentence, "capital stock" means any common stock, preferred stock, depositary shares, interests, participation, or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing. Holders of Series J Preferred Stock to be redeemed shall surrender such Series J Preferred Stock at the place designated in the notice of redemption and shall be entitled to the redemption price upon such surrender. If notice of redemption of any Series J Preferred Stock has been given and if the funds necessary for such redemption have been irrevocably set aside by Simon in trust for the benefit of the holders of any Series J Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accumulate on such Series J Preferred Stock, such stock shall no longer be deemed outstanding and all rights of the holders of such Series J Preferred Stock will terminate, except the right to receive the redemption price. If fewer than all of the outstanding Series J Preferred Stock are to be redeemed, the Series J Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional Series J Preferred Stock) or by any other equitable method determined by Simon.

Notwithstanding the foregoing, unless full cumulative dividends on the Series J Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment therefor set apart for such payment on the Series J Preferred Stock for all past dividend periods and the then current dividend period, no Series J Preferred Stock shall be redeemed unless all outstanding Series J Preferred Stock are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Series J Preferred Stock to preserve the REIT status of Simon or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series J Preferred Stock. In addition, unless full cumulative dividends on the Series J Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment therefor set apart for such payment on the Series J Preferred Stock for all past dividend periods and the then current dividend period, Simon shall not purchase or otherwise acquire, directly or indirectly, any Series J Preferred Stock; provided, however, that the foregoing shall not prevent the purchase or acquisition of Series J Preferred Stock to preserve the REIT status of Simon or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series J Preferred Stock.

Notice of redemption will be given by publication in a newspaper of general circulation in The City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice furnished by Simon will be mailed by the registrar, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series J Preferred Stock to be redeemed at their respective addresses as they appear on the share transfer records of the registrar. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Series J Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series J Preferred Stock to be redeemed; (iv) the place or places where the Series J Preferred Stock is to be surrendered for payment of the redemption price; and (v) that dividends on the Series J Preferred Stock to be redeemed will cease to accumulate on such redemption date. If fewer than all the shares of Series J Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series J Preferred Stock to be redeemed from such holder.

The holders of Series J Preferred Stock at the close of business on a dividend record date will be entitled to receive the dividend payable with respect to the Series J Preferred Stock on the corresponding dividend payment date notwithstanding the redemption thereof between such dividend record date and the corresponding dividend payment date or Simon's default in the payment of the dividend due. Except as provided above, Simon will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series J Preferred Stock to be redeemed.

The Series J Preferred Stock does not have a stated maturity and is not subject to any sinking fund or mandatory redemption provisions.

Voting Rights

Except as indicated below or except as otherwise from time to time required by applicable law, the holders of Series J Preferred Stock have no voting rights.

On any matter on which the Series J Preferred Stock are entitled to vote (as expressly provided herein or as may be required by law), including any action by written consent, each share of Series J Preferred Stock is entitled to one vote. With respect to each share of Series J Preferred Stock, the holder thereof may designate a proxy, with each such proxy having the right to vote on behalf of such holder.

If dividends on the Series J Preferred Stock are in arrears for six or more quarterly periods, whether or not such quarterly periods are consecutive, holders of the Series J Preferred Stock (voting separately as a class with all other series of Simon preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors to serve on the Simon board of directors at a special meeting called by the holders of record of at least ten percent of the Series J Preferred Stock (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders) or at the next annual meeting of the stockholders, and at each subsequent annual meeting until all dividends accumulated on the Series J Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for payment thereof set aside for payment. In such case, the entire Simon board of directors will be increased by two directors.

So long as any Series J Preferred Stock remains outstanding, Simon will not, without the affirmative vote or consent of the holders of at least 66⅔% of the Series J Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Series J Preferred Stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the affairs of Simon or reclassify any authorized capital stock of Simon into such capital stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such capital stock; or (ii) amend, alter or repeal the provisions of the charter (including the Certificate of Designations of the Series J Preferred Stock), whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series J Preferred Stock or the holders thereof; provided, however, with respect to the occurrence of any of the events set forth in clause (ii) above, so long as the

Series J Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an event set forth in clause (ii) above Simon may not be the surviving entity, the occurrence of any such event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers of holders of Series J Preferred Stock; and provided, further, that (x) any increase in the amount of the authorized Simon preferred stock or the creation or the issuance of any other series of Simon preferred stock or (y) any increase in the amount of authorized Series J Preferred Stock, in each case ranking on a parity with or junior to the Series J Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to such vote or consent would otherwise be required shall be effected, all outstanding Series J Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

Restrictions on Transfer

Holders of Series J Preferred Stock are subject to certain restrictions on the number of shares of Series J Preferred Stock that such holder may own in order to preserve Simon's status as a REIT. See "Description of Common Stock—Restrictions on Ownership and Transfer" above. Each holder of Series J Preferred Stock shall upon demand be required to disclose to Simon in writing such information as Simon may request in good faith in order to determine Simon's status as a REIT.

Listing

Our Series J Preferred Stock is listed on the New York Stock Exchange under the symbol "SPGJ."

SIMON PROPERTY GROUP, L.P.

As of December 31, 2019, Simon Property Group, L.P. had the one class of securities registered under Section 12 of the Exchange Act, our 2.375% Senior Unsecured Notes due 2020 (the "notes").

References in the discussion under the caption "Simon Property Group, L.P." to the "Operating Partnership," and the terms "we," "our" and "us" and similar references mean Simon Property Group, L.P. excluding, unless the context otherwise requires, its subsidiaries. References to "Simon Property" mean Simon Property Group, Inc. only.

DESCRIPTION OF NOTES

The notes were issued under an indenture dated as of November 26, 1996 (the "Base Indenture"), between us and The Bank of New York Mellon Trust Company, N.A. (as successor to The Chase Manhattan Bank), as trustee (the "Trustee"), as supplemented on October 2, 2013 (the "Indenture"), which is incorporated by reference as an exhibit to our Annual Report on Form 10-K of which this Exhibit is a part. The terms of the notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. We have summarized selected terms and provisions of the Indenture and the Trust Indenture Act below. The following summary of specified provisions of the Indenture and the notes does not purport to be complete and is subject to, and qualified in its entirety by reference to, the actual provisions of the Indenture, including the definitions contained in the Indenture of some of the terms used below, and the notes. If you would like more information on any of these provisions, you should read the relevant sections of the Indenture.

The notes were initially issued in an aggregate principal amount of €750,000,000. See "—Further Issuances" below.

The notes are our direct, unsecured and unsubordinated obligations and rank equally with all our other unsecured and unsubordinated indebtedness from time to time outstanding. The notes are effectively subordinated to the claims of mortgage lenders holding secured indebtedness, as to the specific property securing each lender's mortgage, and to claims of creditors and future holders of preferred equity, if any, of our subsidiaries to the extent of the assets of those subsidiaries. As of December 31, 2019, the total consolidated mortgage debt on our properties was approximately $6.9 billion and our subsidiaries had approximately $17.3 billion in total unsecured debt. Subject to specified limitations in the Indenture and as described below under "—Covenants," the Indenture permits us and our subsidiaries to incur additional secured and unsecured indebtedness and to issue preferred equity. None of our partners has any obligation to pay any amounts due on the notes.

The entire principal amount of the notes will mature and become payable, together with accrued and unpaid interest, on October 2, 2020 (the "Maturity Date") unless redeemed earlier as described below under "—Optional Redemption" and "—Redemption for Tax Reasons." The notes are not subject to any sinking fund provisions and are not convertible into or exchangeable for any of our equity interests. The notes were issued in minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof.

Except as described below under "—Covenants—*Limitation on Debt*," "—Covenants—*Merger, Consolidation or Sale*" and "—Covenants and Other Terms from Prior Issues," the Indenture does not contain any provisions that would limit our ability or the ability of our subsidiaries to incur indebtedness or that would give holders of the notes protection in the event of:

- a highly leveraged or similar transaction involving us or any of our affiliates;
- a change of control; or
- a reorganization, restructuring, merger or similar transaction involving us or any of our affiliates that may adversely affect the holders of the notes.

Restrictions on the ownership and transfer of the shares of common stock of Simon Property designed to preserve its qualification as a REIT, however, may prevent or hinder a change of control. Simon Property and its management have no present intention of engaging in a transaction which would result in Simon Property or us being highly leveraged or that would result in a change of control or a reorganization, restructuring or merger.

Principal and Interest

The notes bear interest at 2.375% per year from October 2, 2013 or from the immediately preceding interest payment date to which interest has been paid. Interest is payable annually in arrears on October 2, commencing October 2, 2014 (each, an "Interest Payment Date"). Interest on an Interest Payment Date is paid to the persons, or "holders," in whose names the notes are registered on the security register at the close of business on the regular record date. The regular record date is the fifteenth calendar day, whether or not a Business Day, immediately preceding the related Interest Payment Date. Interest on the notes is computed on the basis of an ACTUAL/ACTUAL (ICMA) (as defined in the rulebook of the International Capital Markets Association) day count convention.

The principal of each note payable at maturity or earlier redemption will be paid against presentation and surrender of the office or agency maintained for such purpose in London, initially the corporate trust office of the London Paying Agent, located at One Canada Square, London E14 3AL, United Kingdom, in euro.

If any Interest Payment Date, Maturity Date or earlier date of redemption falls on a day that is not a Business Day, the required payment will be made on the next Business Day as if it were made on the date the payment was due and no interest will accrue on the amount so payable for the period from and after that Interest Payment Date, that Maturity Date or that date of redemption, as the case may be. For purposes of the notes, "Business Day" means any day other than a Saturday or Sunday, (1) which is not a day on which banking institutions in the City of New York or London are authorized or required by law, regulation or executive order to close and (2) on which the Trans-European Automated Real-Time Gross Settlement Express Transfer system (the TARGET2 system), or any successor thereto, is open.

Issuance in Euro

Initial holders were required to pay for the notes in euro, and principal, premium, if any, and interest payments in respect of the notes are payable in euro.

If euro is unavailable to us due to the imposition of exchange controls or other circumstances beyond our control or the euro is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until euro is again available to us or so used. The amount payable on any date in euro will be converted to U.S. dollars on the basis of the Market Exchange Rate (as defined below) on the second Business Day before that payment is due, or if such Market Exchange Rate is not then available, on the basis of the most recently available Market Exchange Rate on or before the date that payment is due. Any payment in respect of the notes so made in U.S. dollars will not constitute an event of default under the Indenture. Neither the Trustee nor the London Paying Agent shall be responsible for obtaining exchange rates, effecting conversions or otherwise handling redenominations.

"Market Exchange Rate" means the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes (or, if not so certified, as otherwise determined) by the Federal Reserve Bank of New York.

Further Issuances

We may, from time to time, without the consent of or notice to existing note holders, create and issue further notes having the same terms and conditions as the notes in all respects, except for issue date, issue price and, to the extent applicable, the first payment of interest. Additional notes issued in this manner will be consolidated with and will form a single series of debt securities with the related previously outstanding notes of the related series; *provided, however*, that the issuance of such additional notes will not be so consolidated for United States federal income tax purposes unless such issuance constitutes a "qualified reopening" within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury regulations promulgated thereunder.

Optional Redemption

We may redeem the notes at our option at any time, in whole or from time to time in part, at a redemption price (the "Redemption Price") equal to the sum of:

- the principal amount of the notes being redeemed plus accrued interest on such notes to the redemption date; and
- the Make-Whole Amount, as defined below, if any, with respect to such notes.

If the notes are redeemed on or after July 2, 2020, the Redemption Price will not include the Make-Whole Amount.

Notwithstanding the foregoing, installments of interest on notes that are due and payable on an Interest Payment Date falling on or prior to a redemption date will be payable on such Interest Payment Date to the holders thereof as of the close of business on the relevant record date.

If we have given notice of redemption as provided in the Indenture and have made funds available on the redemption date referred to in the notice for the redemption, the notes called for redemption will cease to bear interest on the redemption date and the holders of those notes from and after the redemption date will be entitled to receive only the payment of the Redemption Price upon surrender of the notes in accordance with the notice.

We will give notice of any optional redemption to holders of notes, at their addresses, as shown in the security register for the notes, not more than 60 nor less than 30 days prior to the redemption date. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the notes held by the holder to be redeemed.

If we choose to redeem less than all of the notes, we will notify the Trustee at least 45 days prior to giving notice of redemption, or a shorter period as may be satisfactory to the Trustee, of the aggregate principal amount of notes to be redeemed and their redemption date. The Trustee will select, in the manner it deems fair and appropriate, no less than 60 days prior to the redemption date, the notes to be redeemed in whole or in part.

As used in this section:

"Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of the notes, the excess, if any, of:

- the aggregate present value as of the date of redemption or accelerated payment of each euro of principal being redeemed and the amount of interest, excluding interest accrued to the date of redemption or accelerated payment, that would have been payable in respect of each euro if the redemption or accelerated payment had not been made (determined by discounting, on an annual basis (ACTUAL/ACTUAL (ICMA) (as defined in the rulebook of the International Capital Markets Association)), the principal and interest at the Reinvestment Rate, from the respective dates on which the principal and interest would have been payable if the redemption or accelerated payment had not been made, to the date of redemption or accelerated payment), over
- the aggregate principal amount of the notes being redeemed. "Reinvestment Rate" means the Comparable Government Bond Rate plus 0.20%.

"Comparable Government Bond Rate" means the price, expressed as a percentage (rounded to three decimal places, 0.0005 being rounded upwards), at which the gross redemption yield on the notes, if they were to be purchased at such price on the third Business Day prior to the date fixed for redemption or the date of accelerated payment, would be equal to the gross redemption yield on such Business Day of the Comparable Government Bond (as defined below) on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such Business Day as determined by an independent investment bank selected by us.

"Comparable Government Bond" means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an independent investment bank selected by us, a *German Bundesanleihe* security whose maturity is closest to the maturity of the notes, or if such independent investment bank in its discretion considers that such similar bond is not in issue, such other *German Bundesanleihe* security as such independent investment bank may, with the advice of three brokers of, and/or market makers in, *German Bundesanleihe* securities selected by such independent investment bank, determine to be appropriate for determining the Comparable Government Bond Rate.

The notes are also subject to redemption prior to maturity if certain events occur involving United States taxation. If any of these special tax events do occur, the notes may be redeemed at a redemption price of 100% of their principal amount plus accrued and unpaid interest to, but not including, the date fixed for redemption. See "—Redemption for Tax Reasons."

Payment of Additional Amounts

All payments in respect of the notes will be made by or on behalf of us without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature, imposed or levied by the United States or any taxing authority thereof or therein, unless such withholding or deduction is required by law. If such withholding or deduction is required by law, we will pay to a holder who is not a United States person (as defined below) such additional amounts on the notes as are necessary in order that the net payment by us or a paying agent of the principal of, and premium, if any, and interest on, the notes to such holder, after such withholding or deduction will not be less than the amount provided in the notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

(1)   to any tax, assessment or other governmental charge that would not have been imposed but for the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

(a)   being or having been engaged in a trade or business in the United States or having or having had a permanent establishment in the United States or having or having had a qualified business unit which has the United States dollar as its functional currency;

(b)   having a current or former connection with the United States (other than a connection arising solely as a result of the ownership of the notes, the receipt of any payment or the enforcement of any rights thereunder) or being considered as having such relationship, including being or having been a citizen or resident of the United States;

(c)   being or having been a personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a foreign personal holding company that has accumulated earnings to avoid United States federal income tax;

(d)   being or having been a "10-percent shareholder" of Simon Property as defined in section 871(h)(3) of the Code or any successor provision; or

(e)   being a bank receiving payments on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business;

(2)   to any holder that is not the sole beneficial owner of the notes, or a portion of the notes, or that is a fiduciary, partnership or limited liability company, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership or limited liability company would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

(3)   to any tax, assessment or other governmental charge that would not have been imposed but for the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of the notes, if compliance is required by statute, by regulation of the United States or any taxing authority therein or by an applicable income tax treaty to which the United States is a

party as a precondition to exemption from such tax, assessment or other governmental charge;

(4)   to any tax, assessment or other governmental charge that is imposed otherwise than by withholding by us or a paying agent from the payment;

(5)   to any tax, assessment or other governmental charge that would not have been imposed but for a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

(6)   to any estate, inheritance, gift, sales, excise, transfer, wealth, capital gains or personal property tax or similar tax, assessment or other governmental charge;

(7)   to any withholding or deduction that is imposed on a payment to an individual and that is required to be made pursuant to any law implementing or complying with, or introduced in order to conform to, any European Union Directive on the taxation of savings;

(8)   to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any note, if such payment can be made without such withholding by at least one other paying agent;

(9)   to any tax, assessment or other governmental charge that would not have been imposed but for the presentation by the holder of any note, where presentation is required, for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

(10)   to any withholding or deduction that is imposed on a payment pursuant to Sections 1471 through 1474 of the Code and related Treasury regulations and pronouncements (the Foreign Account Tax Compliance Act) or any successor provisions and any regulations or official law, agreement or interpretations thereof implementing an intergovernmental approach thereto; or

(11)   in the case of any combination of items (1), (2), (3), (4), (5), (6), (7), (8), (9) and (10).

The notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable to the notes.

Except as specifically provided under this heading "—Payment of Additional Amounts," we will not be required to make any payment for any tax, duty, assessment or governmental charge of whatever nature imposed by any government or a political subdivision or taxing authority of or in any government or political subdivision.

As used under this heading "—Payment of Additional Amounts" and under the heading "—Redemption for Tax Reasons", the term "United States" means the United States of America (including the states and the District of Columbia and any political subdivision thereof), and the term

"United States person" means any individual who is a citizen or resident of the United States for U.S. federal income tax purposes, a corporation, partnership or other entity created or organized in or under the laws of the United States, any state of the United States or the District of Columbia, including an entity treated as a corporation for Unites States income tax purposes, or any estate or trust the income of which is subject to United States federal income taxation regardless of its source.

Redemption for Tax Reasons

If, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated under the laws) of the United States (or any taxing authority thereof or therein), or any change in, or amendments to, an official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after September 25, 2013, we become or, based upon a written opinion of independent counsel selected by us, will become obligated to pay additional amounts as described herein under the heading "—Payment of Additional Amounts" with respect to the notes, then we may at any time at our option, having given not less than 30 nor more than 60 days prior notice to holders, redeem, in whole, but not in part, the notes at a redemption price equal to 100% of their principal amount of the notes, together with accrued and unpaid interest on the notes to, but not including, the date fixed for redemption.

No Guarantee by Predecessor Operating Partnership

The Indenture indicates that a predecessor operating partnership subsidiary of Simon Property that had the same name as us would guarantee the payment of any securities issued under the Indenture. Effective December 31, 1997, this predecessor operating partnership was merged into us. As a result, we acquired all of the assets and partnership interests it previously owned and its obligations as guarantor under the Indenture were terminated.

Covenants

The following covenants and related definitions apply to the notes:

Limitation on Debt. As of each Reporting Date, our Debt will not exceed 65% of Total Assets.

Limitation on Secured Debt. As of each Reporting Date, our Secured Debt will not exceed 50% of our Total Assets.

Fixed Charge Coverage Ratio. For the four consecutive quarters ending on each Reporting Date, our ratio of Annualized EBITDA (as defined below) to Annualized Interest Expense (as defined below) will be at least 1.50 to 1.00.

Maintenance of Total Unencumbered Assets. As of each Reporting Date, our Unencumbered Assets will not be less than 125% of our outstanding Unsecured Debt.

Merger, Consolidation or Sale. We may consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other entity, provided that:

- either we will be the continuing entity or the successor entity will be an entity organized and existing under U.S. laws and the successor entity expressly assumes payment of the principal of, premium, if any, and any interest on all of the Securities (as defined under the Indenture) and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture;

- immediately after giving effect to the transaction and treating any indebtedness which becomes our obligation or the obligation of a Subsidiary (as defined below) as a result thereof as having been incurred by us or that Subsidiary at the time of the transaction, no Event of Default, and no event which, after notice or the lapse of time, or both, would become an Event of Default, will have occurred and be continuing; and
- an officer's certificate and legal opinion covering these conditions is delivered to the Trustee.

Existence. Except as described under "*—Merger, Consolidation or Sale,*" above, we will do or cause to be done all things necessary to preserve and keep in full force and effect our existence, rights (by partnership agreement and statute) and franchises. However, we will not be required to preserve any right or franchise if we determine that its loss is not disadvantageous in any material respect to the holders of the notes.

Maintenance of Properties. We will cause all of our material properties used or useful in the conduct of our business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment. We will also cause to be made all necessary repairs, renewals, replacements, betterments and improvements on these properties. Our obligations with respect to the maintenance of these properties is subject to our reasonable judgment as to what may be necessary so that the business carried on in connection with these properties may be properly conducted at all times. We and our Subsidiaries will not be prevented from selling or otherwise disposing of any properties for value in the ordinary course of business.

Insurance. We will, and will cause each of our Subsidiaries to, keep in force insurance policies on all our insurable properties. The insurance policies will be issued by financially sound and reputable companies protecting against loss or damage at least equal to the property's then full insurable value (subject to reasonable deductibles determined by us).

Payment of Taxes and Other Claims. We will pay or discharge or cause to be paid or discharged, before the same become delinquent:

- all taxes, assessments and governmental charges levied or imposed upon us or any Subsidiary or upon our income, profits or property or upon any Subsidiary's income, profits or property; and
- all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our property or the property of any Subsidiary;

excluding, however, any tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

Provision of Financial Information. Whether or not we are subject to Section 13 or 15(d) of the Exchange Act, and to the extent permitted under the Exchange Act, we will file with the SEC the annual reports, quarterly reports and other documents required under Sections 13 or 15(d) (the "Financial Information") on or prior to the respective dates (the "Required Filing Dates") by which we would have been required to file those documents if we were subject to Section 13 or 15(d). We also will in any event within 15 days of each Required Filing Date:

- transmit copies of the Financial Information by mail to all holders of Securities (as their names and addresses appear in the security register) without cost to the holders, and
- file copies of the Financial Information with the Trustee.

If we are not permitted to file these documents with the SEC under the Exchange Act, we will supply copies of the documents to any prospective holder promptly upon written request.

Definitions. As used in this "Description of Notes," the following defined terms have the meanings indicated:

"Annualized EBITDA" means, for the four consecutive quarters ending on each Reporting Date, the Operating Partnership's Pro Rata Share of earnings before interest, taxes, depreciation and amortization ("EBITDA"), with other adjustments as are necessary to exclude the effect of all realized or unrealized gains and losses related to hedging obligations, items classified as extraordinary items and impairment charges in accordance with generally accepted accounting principles, adjusted to reflect the assumption that (i) any EBITDA related to any assets acquired or placed in service since the first day of such four-quarter period had been earned, on an annualized basis, from the beginning of such period, and (ii) any assets disposed of during such four-quarter period had been disposed of as of the first day of such period and no EBITDA related to such assets had been earned during such period.

"Annualized Interest Expense" means, for the four consecutive quarters ending on each Reporting Date, the Operating Partnership's Pro Rata Share of interest expense, with other adjustments as are necessary to exclude the effect of items classified as extraordinary items, in accordance with generally accepted accounting principles, reduced by amortization of debt issuance costs and adjusted to reflect the assumption that (i) any interest expense related to indebtedness incurred since the first day of such four-quarter period is computed as if such indebtedness had been incurred as of the beginning of such period, and (ii) any interest expense related to indebtedness that was repaid or retired since the first day of such four-quarter period is computed as if such indebtedness had been repaid or retired as of the beginning of such period (except that, in making such computation, the amount of interest expense related to indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such indebtedness during such four-quarter period).

"*Capitalization Rate*" means 7.00%.

"Capitalized Value" means, as of any date, Annualized EBITDA divided by the Capitalization Rate.

"Debt" means the Operating Partnership's Pro Rata Share of the aggregate principal amount of indebtedness in respect of (i) borrowed money evidenced by bonds, notes, debentures or similar instruments, as determined in accordance with generally accepted accounting principles, (ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by the Operating Partnership or any Subsidiary directly, or indirectly through unconsolidated joint ventures, as determined in accordance with generally accepted accounting principles, (iii) reimbursement obligations in connection with any letters of credit actually issued and called, (iv) any lease of property by the Operating Partnership or any Subsidiary as lessee which is reflected in the Operating Partnership's balance sheet as a capitalized lease, in accordance with generally accepted accounting principles; *provided*, that Debt also includes, to the extent not

otherwise included, any obligation by the Operating Partnership or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise, items of indebtedness of another Person (other than the Operating Partnership or any Subsidiary) described in clauses (i) through (iv) above (or, in the case of any such obligation made jointly with another Person, the Operating Partnership's or Subsidiary's allocable portion of such obligation based on its ownership interest in the related real estate assets); and *provided*, *further*, that Debt excludes Intercompany Debt.

"Intercompany Debt" means Debt to which the only parties are the Operating Partnership, Simon Property and any of our and Simon Property's Subsidiaries or affiliates, but only so long as that Debt is held solely by any of the Operating Partnership, Simon Property and any Subsidiary or affiliate and, provided that, in the case of Debt owed by the Operating Partnership to any Subsidiary or affiliate, the Debt is subordinated in right of payment to the holders of the notes.

"Pro Rata Share" means any applicable figure or measure of the Operating Partnership and its Subsidiaries on a consolidated basis, less any portion attributable to minority interests, plus the Operating Partnership's or its Subsidiaries' allocable portion of such figure or measure, based on their ownership interest, of unconsolidated joint ventures.

"Reporting Date" means March 31, June 30, September 30 and December 31 of each year.

"Secured Debt" means Debt secured by any mortgage, lien, pledge, encumbrance or security interest of any kind upon any of our property or the property of any Subsidiary.

"Stabilized Asset" means (i) with respect to an acquisition of an asset, such asset becomes stabilized when the Operating Partnership or its Subsidiaries or an unconsolidated joint venture in which the Operating Partnership or any Subsidiary has an interest has owned the asset as of at least six Reporting Dates, and (ii) with respect to a new construction or development asset, such asset becomes stabilized four Reporting Dates after the earlier of (a) six (6) Reporting Dates after substantial completion of construction or development or (b) the first Reporting Date on which the asset is at least 90% leased.

"Subsidiary" means a corporation, partnership, joint venture, limited liability company or other entity, a majority of the outstanding voting stock, partnership interests or membership interests, as the case may be, of which is owned or controlled, directly or indirectly, by the Operating Partnership or by one or more other Subsidiaries of the Operating Partnership and, for the purposes of this definition, "voting stock" means stock having voting power for the election of directors, or trustees, as the case may be, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

"Total Assets" means, as of any Reporting Date, the sum of (i) for Stabilized Assets, Capitalized Value; (ii) for all other assets of the Operating Partnership and its Subsidiaries, the Operating Partnership's Pro Rata Share of undepreciated book value as determined in accordance with generally accepted accounting principles; and (iii) the Operating Partnership's Pro Rata Share of cash and cash equivalents.

"Unencumbered Annualized EBITDA" means Annualized EBITDA less any portion thereof attributable to assets serving as collateral for Secured Debt.

"*Unencumbered Assets*" as of any Reporting Date means our Total Assets as of such date multiplied by a fraction, the numerator of which is Unencumbered Annualized EBITDA and the denominator of which is Annualized EBITDA.

"*Unsecured Debt*" means Debt which is not secured by any mortgage, lien, pledge, encumbrance or security interest of any kind.

Compliance with the covenants described in this section and with respect to the notes generally may not be waived by us, or by the Trustee, unless the holders of at least a majority in principal amount of all outstanding notes consent to the waiver.

Modification of the Indenture

Modifications and amendments of the Indenture may be made only with the consent of the holders of not less than a majority in principal amount of all Outstanding Securities (as defined in the Indenture) affected by the modification or amendment (voting as a single class); *provided, however,* that no such modification or amendment may, without the consent of the holder of each Outstanding Security affected thereby:

- change the stated maturity of the principal of, or premium or Make-Whole Amount, if any, on, or any installment of interest on, any Security (as defined in the Indenture);
- reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption or acceleration of the Security or reduce the amount of principal of an Original Issue Discount Security (as defined in the Indenture) that would be due and payable upon acceleration of maturity or that would be provable in bankruptcy, or adversely affect any right of repayment at the option of the holder of any Security;
- change the place of payment or the coin or currency for payment of principal or premium, if any, or interest on any Security;
- impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any Security;
- reduce the above-stated percentage in principal amount of Outstanding Securities, the consent of whose holders is necessary to modify or amend the Indenture, or to waive compliance with specified provisions of the Indenture or specified defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or
- modify any of the foregoing provisions or any of the provisions relating to the waiver of specified past defaults or specified covenants, except to increase the required percentage to effect the action or to provide that specified other provisions of the Indenture may not be modified or waived without the consent of the holder of each affected Outstanding Security.

Modifications and amendments of the Indenture may be permitted to be made by us and the Trustee without the consent of any holder of Outstanding Securities for any of the following purposes:

- to evidence the succession of another person to us as obligor under the Indenture;
- to add to our covenants for the benefit of the holders of any series of Securities or to surrender any right or power conferred upon us in the Indenture;
- to add Events of Default for the benefit of the holders of any series of Securities;

- to add or change any provisions of the Indenture to facilitate the issuance of or to liberalize certain terms of Securities in bearer form, or to permit or facilitate the issuance of Securities in uncertificated form, provided that the action shall not adversely affect the interests of the holders of Securities of any series in any material respect;
- to change or eliminate any provisions of the Indenture, provided that any change or elimination shall become effective only when the Outstanding Securities are not entitled to the benefit of that provision;
- to secure the Securities;
- to establish the form or terms of the Securities of any series;
- to provide for the acceptance of appointment under the Indenture by a successor Trustee or facilitate the administration of the trust under the Indenture by more than one Trustee;
- to cure any ambiguity, defect or inconsistency in the Indenture, provided that the action is not inconsistent with the provisions of the Indenture and will not adversely affect the interests of holders of Securities of any series in any material respect; or
- to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of Securities, provided that the action will not adversely affect the interests of the holders of the Securities of any series in any material respect.

The Indenture provides that in determining whether the holders of the requisite principal amount of a series of Outstanding Securities have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of those Securities, (1) the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the maturity thereof, (2) the principal amount of a Security denominated in a foreign currency that shall be deemed Outstanding shall be the U.S. dollar equivalent, determined on the issue date for that Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such note of the amount determined as provided in (1) above) of that Security, (3) the principal amount of an Indexed Security (as defined in the Indenture) that shall be deemed Outstanding shall be the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security pursuant to the Indenture, and (4) Securities owned by the Operating Partnership or any other obligor upon the Securities or any Subsidiary or affiliate of the Operating Partnership or of such other obligor shall be disregarded.

The Indenture contains provisions of convening meetings of the holders of Securities of a series issuable, in whole or in part, as bearer securities. A meeting will be permitted to be called at any time by the Trustee, and also, upon request, by us or the holders of at least 10% in principal amount of the Outstanding Securities of such series, in any such case upon notice given as provided in the Indenture. Except for any consent that must be given by the holder of each Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present will be permitted to be adopted by the affirmative vote of the holders of a majority in principal amount of the Outstanding Securities of that series; *provided*, *however*, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage in principal amount of the Outstanding Securities of a series may be adopted at a meeting at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the Outstanding Securities of that series. Any resolution passed or decision taken at any meeting of holders of Securities of any series duly held in accordance with the Indenture will be binding on all holders of Securities of that series whether or not present or represented at the meeting. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the Outstanding Securities of a series; *provided*, *however*, that if any action is to be taken at such meeting with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which may be made, given or taken by the holders of not less than a specified percentage in principal amount of the Outstanding Securities of a series, then with respect to such action (and only such action) the persons holding or representing such specified percentage in principal amount of the Outstanding Securities of such series will constitute a quorum.

Notwithstanding the foregoing provisions, the Indenture provides that if any action is to be taken at a meeting of holders of Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all Outstanding Securities affected thereby, or the holders of that series and any other series:

- there will be no minimum quorum requirement for the meeting; and
- the principal amount of the Outstanding Securities of the series that votes in favor of the request, demand, authorization, direction, notice, consent, waiver or other action will be taken into account in determining whether the request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture.

Events of Default, Notice and Waiver

The term "Event of Default," when used in this section with respect to the notes, means any one of the following events:

(1)   default in the payment of any interest on the notes when the interest becomes due and payable, and continuance of the default for a period of 30 days;

(2)   default in the payment of the principal of, or premium or Make-Whole Amount, if any, on, any note when it becomes due and payable at its Maturity Date or by acceleration, notice of redemption or otherwise;

(3)   default in the performance or breach of any of our covenants in the Indenture (other than a covenant added to the Indenture solely for the benefit of another series of Securities issued under the Indenture) and continuance of the default or breach for a period of 90 days after there has been given, by registered or certified mail, to us by the Trustee, or to us and the Trustee by the holders of at least 25% in principal amount of the outstanding notes, a written notice specifying the default or breach and requiring it to be remedied and stating that the notice is a "Notice of Default" under the Indenture;

(4)   a default in the payment of an aggregate principal amount exceeding $50 million of any of our recourse indebtedness (however evidenced) or any recourse indebtedness of any Subsidiary which we have guaranteed or for which we are responsible or liable after the expiration of any applicable grace period with respect thereto and the default

has resulted in the indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, but only if that indebtedness is not discharged, or the acceleration rescinded or annulled within a period of 30 days after there has been given, by registered or certified mail, to us by the Trustee, or to us and the Trustee by the holders of at least 25% in principal amount of the outstanding notes, a written notice specifying the default and requiring us to cause the indebtedness to be discharged or cause the acceleration to be rescinded or annulled and stating that the notice is a "Notice of Default" under the Indenture; or

(5)   specific events of bankruptcy, insolvency or reorganization affecting us or certain Subsidiaries or any of their respective properties.

If an Event of Default under the Indenture with respect to the outstanding notes occurs and is continuing, then in every such case the Trustee or the holders of not less than 25% of the principal amount of the outstanding notes may declare the principal amount and premium or Make-Whole Amount, if any, and accrued interest on all the notes to be due and payable immediately by written notice thereof to us and to the Trustee, if given by the holders; *provided*, that in the case of an Event of Default as described in (5) above, acceleration is automatic. However, at any time after a declaration of acceleration with respect to the notes has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in principal amount of the outstanding notes may, by written notice to us and the Trustee, rescind and annul the declaration and its consequences if:

- we have deposited with the Trustee all required payments of the principal of, and premium or Make-Whole Amount, if any, and interest on the notes, plus specified fees, expenses, disbursement and advances of the Trustee; and
- all Events of Default with respect to the notes, other than the non-payment of principal of, or premium or Make-Whole Amount, if any, or interest on the notes which has become due solely by the declaration of acceleration, have been cured or waived as provided in the Indenture.

The holders of a majority in principal amount of the notes may waive any past default with respect to the notes and its consequences, except a default:

- in the payment of the principal of, or premium or Make-Whole Amount, if any, or interest payable on any note; or
- in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the holder of each note.

The Trustee will be required to give notice to the holders of the notes within 90 days of the occurrence of a default with respect to the notes under the Indenture unless the default has been cured or waived; *provided*, *however*, that the Trustee may withhold notice to the holders of the notes of any default, except a default in the payment of the principal of, or premium or Make-Whole Amount, if any, or interest on any notes, if and so long as specified responsible officers of the Trustee determine in good faith that the withholding of the notice is in the interest of the holders; and provided further that in the case of an Event of Default as described in (3) above, the Trustee will not give notice to the holders until at least 90 days after the occurrence thereof.

The Indenture provides that no holder of notes may institute any proceedings, judicial or otherwise, with respect to the Indenture, or for the appointment of a receiver or trustee, or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the holders of not less than 25% in principal amount of the outstanding notes, as well as an offer of indemnity reasonably satisfactory to it. This provision will not prevent, however, any holder of notes from instituting suit for the payment of the principal of, and premium or Make-Whole Amount, if any, and interest on the notes on the respective due date thereof.

Subject to provisions in the Indenture relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any holders of notes then outstanding under the Indenture, unless such holders have offered to the Trustee reasonable security or indemnity. The holders of a majority in principal amount of the outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee. However, the Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Trustee in personal liability or which may be unduly prejudicial to the holders of notes not joining therein and the Trustee may take any other action it deems proper not inconsistent with the direction given.

Within 120 days after the close of each fiscal year, we will be required to deliver to the Trustee a certificate, signed by one of several of our specified officers, stating whether or not the officer has knowledge of any default under the Indenture and, if so, specifying each default and the nature and status thereof.

Discharge, Defeasance and Covenant Defeasance

We are permitted under the Indenture to discharge specific obligations to the holders of the notes that have not already been delivered to the Trustee for cancellation by irrevocably depositing with the Trustee, in trust, funds in U.S. dollars in an amount sufficient to pay the entire indebtedness on such notes in respect of principal, and premium, if any, and interest to the date of the deposit, if such notes have become due and payable, or to the Maturity Date or redemption date, as the case may be.

The Indenture also provides that we may elect either:

- to defease and be discharged from any and all obligations with respect to the notes other than the obligations to register the transfer or exchange of such notes, to replace temporary or mutilated, destroyed, lost or stolen notes, to maintain an office or agency in respect of such notes and to hold moneys for payment in trust ("defeasance"); or
- to be released from our obligations with respect to the notes and any other covenant, and any omission to comply with these obligations shall not constitute an Event of Default with respect to such notes ("covenant defeasance");

in either case upon the irrevocable deposit by us with the Trustee, in trust, of an amount, in U.S. dollars at stated maturity, or Government Obligations, or both, applicable to such notes which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient without reinvestment to pay the principal of, and premium, if any, and interest on such notes on the scheduled due dates therefor.

A trust may only be established if, among other things, we have delivered to the Trustee an opinion of counsel, as specified in the Indenture, to the effect that the holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred, and the opinion of counsel, in the case of defeasance, will be required to refer to and be based upon a ruling of the Internal Revenue Service ("IRS") or a change in applicable United States federal income tax law occurring after the date of the Indenture.

"Government Obligations" means securities that are:

(1)   direct obligations of the United States of America for the payment of which its full faith and credit is pledged; or

(2)   obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America;

which, in either case, are not callable or redeemable at the option of the issuer thereof, and will also include a depositary receipt issued by a bank or trust company as custodian with respect to any Government Obligation or a specific payment of interest on or principal of any Government Obligation held by the custodian for the account of the holder of a depositary receipt; *provided* that, except as required by law, the custodian is not authorized to make any deduction from the amount payable to the holder of the depositary receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by the depositary receipt.

If we effect covenant defeasance with respect to the notes and the notes are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (3) under "Events of Default, Notice and Waiver" with respect to Sections 1006 to 1010, inclusive, of the Indenture, which sections would no longer be applicable to the notes as a result of the covenant defeasance, the amount in U.S. dollars, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such notes at the time of their stated maturity but may not be sufficient to pay amounts due on the notes at the time of the acceleration resulting from such Event of Default. We would remain liable, however, to make payment of the amounts due at the time of acceleration.

Governing Law

The Indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry System

We have obtained the information in this section concerning Clearstream and Euroclear and their book-entry systems and procedures from sources that we believe to be reliable. We take no responsibility for an accurate portrayal of this information. In addition, the description of the clearing systems in this section reflects our understanding of the rules and procedures of Clearstream and

Euroclear as they are currently in effect. Those systems could change their rules and procedures at any time.

Global Clearance

The notes were issued in the form of one or more global notes in fully registered form, without coupons, and were deposited with, or on behalf of, a common depositary for, and in respect of interests held through, Euroclear and Clearstream. Except as described herein, certificates will not be issued in exchange for beneficial interests in the global notes.

Except as set forth below, the global notes may be transferred, in whole and not in part, only to Euroclear or Clearstream or their respective nominees.

Beneficial interests in the global notes are represented, and transfers of such beneficial interests will be effected, through accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in Euroclear or Clearstream. Those beneficial interests will be in denominations of €100,000 and integral multiples of €1,000 in excess thereof. Investors may hold notes directly through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants in such systems.

Owners of beneficial interests in the global notes are not entitled to have notes registered in their names, and, except as described herein, will not receive or be entitled to receive physical delivery of notes in definitive form. So long as the common depositary for Euroclear and Clearstream is the registered owner of the global notes, the common depositary for all purposes will be considered the sole holder of the notes represented by the global notes under the Indenture and the global notes. Except as provided below, beneficial owners will not be considered the owners or holders of the notes under the Indenture, including for purposes of receiving any reports delivered by us or the trustee pursuant to the Indenture. Accordingly, each beneficial owner must rely on the procedures of the clearing systems and, if such person is not a participant of the clearing systems, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. Under existing industry practices, if we request any action of holders or a beneficial owner desires to give or take any action which a holder is entitled to give or take under the Indenture, the clearing systems would authorize their participants holding the relevant beneficial interests to give or take action and the participants would authorize beneficial owners owning through the participants to give or take such action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by the clearing systems to their participants, by the participants to indirect participants and by the participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. These limits and laws may impair the ability to transfer beneficial interests in global notes.

Exchange of Global Notes for Certificated Notes

Subject to certain conditions, the notes represented by the global notes are exchangeable for certificated notes in definitive form of like tenor in minimum denominations of €100,000 principal amount and multiples of €1,000 in excess thereof if:

(1)   the common depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for the global notes and we fail to appoint a successor depositary within 90 calendar days;

(2)   we, at our option, notify the Trustee in writing that we elect to cause the issuance of certificated notes; or

(3)   there has occurred and is continuing an Event of Default with respect to the notes.

In all cases, certificated notes delivered in exchange for any global note or beneficial interest therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the common depositary (in accordance with its customary procedures).

Payments (including principal, premium and interest) and transfers with respect to notes in certificated form may be executed at the office or agency maintained for such purpose in London (initially the corporate trust office of the London Paying Agent) or, at our option, by check mailed to the holders thereof at the respective addresses set forth in the register of holders of the notes, provided that all payments (including principal, premium and interest) on notes in certificated form, for which the holders thereof have given wire transfer instructions, will be required to be made by wire transfer of immediately available funds to the accounts specified by the holders thereof. No service charge will be made for any registration of transfer, but payment of a sum sufficient to cover any tax or governmental charge payable in connection with that registration may be required.

The paying agent for the notes is The Bank of New York Mellon, London Branch (the "London Paying Agent").

Listing

Our notes are listed on the New York Stock Exchange under the symbol "SPG/20."